[GRAPHIC OMITTED] Acergy
Acergy S.A.
c/o Acergy M.S. Limited
200 Hammersmith Road,
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500  F: +44 (0)20 8210 5501
www.acergy-group.com

                     NOTICE OF EXTRAORDINARY GENERAL MEETING
                      OF SHAREHOLDERS ON FEBRUARY 16, 2010

The Extraordinary General Meeting of Shareholders (the "Meeting") of Acergy S.A. (the "Company"), a Societe Anonyme Holding R.C.S. Luxembourg B 43172 having its Registered Office at 412F, route d'Esch, L-2086 Luxembourg, will be held at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg, on Tuesday February 16, 2010 at 12.00 p.m. (local time).

Resolution 1 for consideration at the Meeting was first to be considered at the Extraordinary General Meeting on December 17, 2009. The required quorum of 50% of the outstanding shares for resolution 1 was not present and the Extraordinary General Meeting was therefore not able to consider this resolution. The Board of Directors has therefore decided to call the Meeting to consider resolution 1. At this Meeting, there is no requirement for quorum. However, to approve the proposed resolution a 2/3rd majority of the votes cast will be required. The Meeting will therefore be held for the following purpose:

(1) To approve the recommendation of the Board of Directors of the Company to adopt amended Articles of Incorporation as summarised in the attached Chairman's letter.

The Company's Board of Directors recommends that you vote in favour of the proposal to be considered at the Meeting.

The Meeting shall be conducted in conformity with the voting requirements of Luxembourg Company Law and the Company's Articles of Incorporation, no quorum applying at this second Extraordinary General Meeting.

Registered Office                                         [GRAPHIC OMITTED] TAQL
412F, route d'Esch, L-2086 Luxembourg
Societe Anonyme Holding, R.C.S. Luxembourg B 43172
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                                                        [GRAPHIC OMITTED] Acergy

The Board of Directors has determined that Shareholders of record at the close of business on October 30, 2009 will be entitled to vote at the aforesaid Meeting and any adjournments thereof.

Yours sincerely


Sir Peter Mason K.B.E.
Chairman

January 15, 2010

To assure your representation at the Extraordinary General Meeting and if you have not previously issued a proxy, (proxies already received for the December 17, 2009 Extraordinary General Meeting remain valid for this Meeting) you are hereby requested to fill in, sign, date and return the proxy Card delivered herewith in the return envelope provided for such purpose. The new deadline for submission of votes for American Depositary Receipt holders is February 8, 2010 and for holders of Common Shares February 9, 2010. The giving of such proxy will not affect your right to revoke such proxy or vote in person should you later decide to attend the Meeting.

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